Exhibit 99.1



First Quarter 2008 Webcast

April 24, 2008

Alcon

Safe Harbor Statement

Statements contained in this presentation that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. This presentation is being made on April 24, 2008, and Alcon does not undertake any obligation to update any of the forward-looking statements or forward-looking information. Although Alcon believes that these statements are based on reasonable assumptions within the bounds of its knowledge of its businesses and operations, there are a number of factors that may cause actual results to differ from these statements. Factors that might cause these differences include, but are not limited to, the uncertainty of market acceptance of our products by the worldwide medical community; uncertainty of clinical trial results for expanded FDA approval submissions for our current products and initial approval of our products under development; product liability claims; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self insured; manufacturing issues; and risks inherent in international transactions. For additional factors, which could cause actual results to differ from expectations, reference is made to the periodic reports filed by the company with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as amended. Additional information about risk factors also can be found in the Company's Form 20-F filed with the SEC dated March 18, 2008, under the heading "Risk Factors". All these documents are available publicly and upon request from the Alcon Investor Relations Department at 817-551-8805 or www.alcon.com.

Business Overview

Cary Rayment

Chairman, President & CEO

Sales Highlights

1st Qtr		Q1 08	Q1 07	Growth
(dollars in millions)				
Global Sales		$ 1,536.4	$ 1,322.7	16.2%
			Constant Currency*	9.4%
Net Earnings	Reported	$ 429.4	$ 346.2	24.0%
Diluted EPS	Reported	$ 1.43	$ 1.14	25.4%

- Q1 2007 included a $20.8 million after-tax impact of charges related to refractive impairment

* Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years.

Q1 2008 Geographic Sales and Growth

Q1 2008 Sales by Geography


$277.4
Reported: +28.6%
Constant Currency*: +17.6%
Emerging Markets 18.1%
$672.0
Reported: +5.9%
U.S. 43.7%
Developed International 38.2%
$587.0
Reported: +24.2%
Constant Currency*: 10.4%

(dollars in millions)

* Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years.

Pharmaceutical Sales

Q1 2008 Sales by Therapy



Consumer
$210.1
Pharma
$628.4
40.9%
Surgical
$697.9

1st Qtr



$700
$650
$600
$550
$500
$450
$400
+13.3%
Constant Currency* +7.8%
$554.5
$628.4
Q1 2007
Q1 2008

* Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years.

(dollars in millions)

TRAVATAN® Franchise Growth


PGA Market Share since TRAVATAN Z® Launch
(September 2006 vs. February 2008)
Retail Share Change
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
-3.0%
-4.0%
-3.5%
-1.3%
+4.6%
Xalatan
Lumigan
Travatan® +
Travatan Z®

Source: WK Health

Glaucoma growth in Japan


TRAVATANZ™ Share of Japanese Prostaglandin Market
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
4.9%
Japan Launch of TRAVATANZ™
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08

Source: IMS

Continued DuoTrav™ Market Development


DuoTrav™ Market Share by EU, Australia, and Canada
25%
20%
15%
10%
5%
0%
20.3%
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07

Source: IMS

Patanol® Family Continues as Market Leader


U.S. Patanol® Family Market Share Growth
76.0
75.0
74.0
73.0
72.0
71.0
70.0
69.0
68.0
67.0
+6.2
+6.0
Market Share growth since PY
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2007
2006
2008

Source: WK Health

Patanol® Share Growth in Japan

Japan Patanol® Unit Market Share Growth


25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
13.9%
22.3%
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08

Source: IMS

Patanase® Approval and U.S. Nasal Market

- Approved by FDA on April 15
- Fast onset of action vs. steroids
- Leverage Patanol® brand equity



FOR INTRANASAL USE ONLY
Rx Only
NDC 0065-0332-30
Patanase®
(olopatadine hydrochloride)
Nasal Spray, 665 mcg
240 Metered Sprays
Net Fill Weight 30.5g



Veramyst
$50
Flonase
$63
Fluticasone
generic
$872
Nasonex
$1,004
$2.87 bio Market
Others
$48
Astelin
$243
Rhinocort AQ
$248
Nasacort AQ
$347

(dollars in millions)

Source: Wolters Kluwer Health

Surgical Sales

Q1 2008 Sales by Therapy


Consumer
$210.1
Pharma
$628.4
Surgical
$697.9
45.4%

1st Qtr


+20.2%
Constant Currency* +12.0%
$750
$700
$650
$600
$550
$500
$580.7
$697.9
Q1 2007
Q1 2008

* Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years.

(dollars in millions)

AcrySof® IOLs Driving Growth



Global Dollar Sales by Quarter of AcrySof® IOLs
300
250
200
150
100
50
0
(dollars in millions)
ReSTOR® & Toric
Natural & IQ
Clear
53.8% Global Revenue Market Share at YE 2007*
Sales Mix
18.6%
54.7%
26.7%
1Q2001
1Q2002
1Q2003
1Q2004
1Q2005
1Q2006
1Q2007
1Q2008

* Sourced by Market Scope

Advanced Technology IOL Sales Trend



$47.6
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$-
Dollars in Millions
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
IOL Timeline
Toric Launch
Toric CMS Decision
ReSTOR® Aspheric Launch

Phaco Procedures Performed by Machine


Percent of Procedures Performed
on Machine in Average Month
100%
0%
% of Procedures
Q1 2007
Q3 2007
Q1 2008
73%
73%
79%
10%
13%
11%
17%
14%
10%
Alcon
AMO
Bausch & Lomb
In Q1 2008, surgeons report performing over three-quarters of phaco procedures with Alcon equipment

Source: Q1 2008 Company Research

Positive Trend in Refractive Surgical Sales



Refractive Sales Growth
$40
$35
$30
$25
$20
$15
$10
$5
$0
+160.8%
$12.0
$31.3
Q1 2007
Q1 2008

(dollars in millions)

Consumer Eye Care Sales

Q1 2008 Sales by Therapy



13.7%
Consumer
$210.1
Pharma
$628.4
Surgical
$697.9

1st Qtr



+12.1%
Constant Currency* +6.2%
$225
$200
$175
$150
$187.5
$210.1
Q1 2007
Q1 2008

* Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years.

(dollars in millions)

Evolution of Alcon's CLC Products

OPTI-FREE® Branded Market Share by Product



OF® Replenish®
OF® MPS®
OF® Express®
60%
50%
40%
30%
20%
10%
0%
35.1%
29.0%
6.1%
36.2%
26.9%
5.2%
4.1%
50.4%
26.5%
4.3%
19.6%
52.4%
22.5%
0.3%
29.6%
Q1 2005
Q1 2006
Q1 2007
Q1 2008

Sales $ Growth +1.8% +32.8% +12.2%

Source: Nielsen Research

Financial Review

Rick Croarkin

Senior Vice President, Finance and Chief Financial Officer

Q1 Gross Profit

Reported



$1,200
$1,100
$1,000
$900
+16.9%
$973.7
$1,138.1
Q1 2007
Q1 2008

% of Sales	73.6%	74.1%

(dollars in millions)

2008 includes:

- WaveLight® integration charges
- Government rebate variations
- Global pricing pressures

2007 includes:

- $24.0 mio costs related to the 2007 refractive impairment

Q1 Operating Income

Reported



+24.1%
$600
$500
$400
$300
$403.1
$500.1
Q1 2007
Q1 2008

% of Sales	30.5%	32.6%

(dollars in millions)

2008 includes:

- WaveLight® integration charges
- SG&A:
  - Sales force additions
  - Shared services center

2007 includes:

- $32.7 mio costs related to the 2007 refractive impairment

Q1 Net Earnings

Reported



$500
$400
$300
$200
+24.0%
$346.2
$429.4
Q1 2007
Q1 2008

% of Sales	Q1 2007	Q1 2008
	26.2%	27.9%

(dollars in millions)

2008 includes:

- Decline in non-operating income (Global credit markets)
- Improvement in effective tax rate

2007 includes:

- $20.8 mio after-tax impact of the 2007 refractive impairment

Q1 Diluted EPS


Reported
$1.50
$1.40
$1.30
$1.20
$1.10
+25.4%
$1.14
$1.43
Q1 2007
Q1 2008
(dollars in millions)

2008 includes:

- Share count adjustment
- Share repurchase plan changes

2007 includes:

- Includes ($0.07) effect from the refractive impairment

Cash Flows Analysis


Cash Flows from Operations
$500
$400
$300
$200
$342.9
$398.1
Q1 2007
Q1 2008

2008 Full Year Financial Guidance Revision

- Sales range of $6.4 to $6.5 billion
  - Increase due to exchange rate changes
- Diluted earnings per share range of $6.39 to $6.49
  - Reflects increased sales due to exchange
  - Investment income slightly lower than originally expected
  - Includes retroactive tax savings due to the R&D tax credit in Q4
- Includes costs to establish Swiss Shared Service and Marketing Centers and to integrate refractive operations
- Expect effective tax rate range of 13.5% to 14.5% to decline by 200 to 300 basis points by 2010



Alcon®

Non-GAAP Constant Currency Reconciliation

(dollars in millions)	GAAP Growth Rate	Exchange Rate Changes	Constant Currency Growth Rate
Global Sales	16.2%	(6.8)	9.4%
Pharmaceutical	13.3%	(5.5)	7.8%
Surgical	20.2	(8.2)	12.0
Consumer	12.1	(5.9)	6.2
United States	5.9%	--	5.9%
Developed International	24.2	(13.8)	10.4
Emerging Markets	28.6	(11.0)	17.6

Note: Percent Change in Constant Currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Certain reclassifications have been made to prior year amounts to conform with current year presentation.